UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

Winner Medical Group Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

97476P105
(CUSIP Number)

Jianquan Li
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
(86-755) 28138888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Please note that this Amendment No. 2 is being filed to correct Amendment No. 1, which was filed using an incorrect filing number for the Reporting Person. This filing also includes a correction of the percentage of beneficial ownership that was reported in Amendment No. 1.

SCHEDULE 13D/A

CUSIP No. 97476P105

1	Name of Reporting Persons. JIANQUAN LI
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Chinese
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 27,063,397
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 27,063,397
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,063,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)___
13	Percent of Class Represented by Amount in Row (11) 60.58%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.001 per share, of Winner Medical Group Inc., a Nevada corporation (the “Company”). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated December 22, 2005, as amended (the “Initial Statement”), filed by the Reporting Person (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement. This Amendment No. 2 is being filed for the purpose of publicly disclosing a a recent disposition of shares of Common Stock of the Company pursuant to a gift transfer by the Reporting Person to his spouse.

Item 1 - Security and Issuer

The name of the issuer is Winner Medical Group Inc., a Nevada corporation (the “Company”), which has its principal executive offices at Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2 - Identity and Background

(a)-(f). This Schedule 13D is being filed by Jianquan Li, a Chinese citizen (the “Reporting Person”). The Reporting Person is the Company’s Chief Executive Officer and President. He has served in such capacity since December 16, 2005. The address at which the Reporting Person’s occupation is conducted is Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The Reporting Person received 36,084,527 shares of the Company’s common stock pursuant to that certain share exchange agreement by and among the Company, Winner Group Limited (“Winner”) and the shareholders of Winner, dated December 16, 2005 (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the common stock of Winner held by the Reporting Person was exchanged for common stock of the Company as of December 16, 2005, the closing date of the Share Exchange Agreement. These shares were acquired by the Reporting Person for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Person may purchase additional securities of the Company or dispose of some or all of the shares from time to time in open market transactions, private transactions or otherwise.

The Reporting Person disposed of 9,021,130 shares of the Company’s common stock owned by him to his wife, Ping Tse, by gift on October 12, 2007. The Reporting Person disclaims beneficial ownership of such shares that have been given to this wife.

Item 4 - Purpose of Transaction

The Reporting Person had originally acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

Through a gift transfer, the Reporting Person disposed of 9,021,130 shares of the Company’s common stock to his wife, Ping Tse. The Reporting Person disclaims beneficial ownership of such shares that have been given to his wife.

Except as set forth in his Schedule 13D and Schedule 13D/A, the Reporting Person has made no proposals, and has entered into no agreements in connection with the remaining 27,063,397 shares of the Company’s common stock that the Reporting Person currently owns, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 27,063,397 shares of the Company’s common stock, representing 60.58% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 27,063,397 shares.

(c)  Except as described above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the disposition of, the Reporting Person’s securities.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits

None.

SCHEDULE 13D/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/22/07

Date

/s/ Jianquan Li

Signature

Jianquan Li

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.